EXHIBIT 99.1

Vicinity Motor Corp. Provides Corporate Update and 2022 Financial Guidance

Company Expects FY 2022 Revenues of over $140 Million Driven by Strong North American Sales Momentum

VANCOUVER, BC – October 12, 2021 – Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) (“Vicinity Motor” or the “Company”), a leading North American supplier of commercial electric vehicles, today provided a corporate update and financial guidance for 2022.

Through the year ending December 31, 2022, Vicinity Motor expects to complete deliveries of over 95 Vicinity™ Classic buses, 75 Vicinity Lightning™ EV buses and chassis, 200 VMC 1200 EV trucks, and 300 Vicinity Optimal EVs to drive year end revenues of over $140 million. FY 2022 Adjusted EBITDA is expected to be over $10 million with significant potential upside.

The Company expects to deliver over 130 Vicinity™ Classic buses during 2021. Consistent with other manufacturing and transportation companies, Vicinity Motor continues to experience temporary delays from some suppliers and shipping companies which has delayed over 20 buses now expected to be delivered in 2022 rather than 2021.

“Ongoing sales activities across our vehicle lines have positioned us for a strong 2022,” said William Trainer, Chief Executive Officer of Vicinity Motor Corp. “Based on our existing backlog and large pipeline, we expect a strong cadence of sales growth into 2022 with additional near-term customer orders. To support this significant demand, our Washington State assembly facility is expected to begin operations by mid-2022 – beginning the ramp of U.S.-made vehicles.

“Our recent exclusive reseller agreement with Optimal EV, and collaboration agreement with the JB Poindexter business unit, EAVX, will also begin to drive revenue growth in the new year. We look forward to continuing to deliver record-breaking financial results and sales of both our classic and new lines of breakthrough electric buses and trucks. I have never been more confident about the future and potential for long-term shareholder value creation at Vicinity Motor Corp.,” concluded Mr. Trainer.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) is a leading North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a continent-wide dealer network and close relationships with world-class manufacturing partners to supply its market-leading flagship electric, CNG and clean-diesel Vicinity™ buses, the VMC 1200 electric truck and a Vicinity Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis to J.B. Poindexter subsidiary EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:

John LaGourgue
VP Corporate Development
604-288-8043
IR@vicinitymotor.com

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding growth in our net sales and anticipated market conditions, anticipated revenues and other financial projections, expected vehicle deliveries, completion of its assembly facility in the State of Washington, the outcome of strategic contractual relationships and their public perception, and the price of our common shares over the period of time are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions, or results “will,” “may,” “could,” or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity Motor’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity Motor operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity Motor’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations or related impact on supply chain, the success of Vicinity Motor’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity Motor’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity Motor’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity Motor assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Non-GAAP financial measure - Adjusted EBITDA

Adjusted EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, certain non-recurring and/or non-operating income and expenses, and share based compensation. Adjusted EBITDA should not be construed as an alternative for revenue or net loss determined in accordance with IFRS. The Company believes that adjusted EBITDA is a meaningful metric in assessing the Company’s financial performance and operational efficiency. Please note, Adjusted EBITDA guidance is provided on a non-IFRS basis. We do not provide a reconciliation of such forward-looking measure to the most directly comparable financial measure calculated and presented in accordance with IFRS due to unknown variables and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value which may be inherently difficult to determine, without unreasonable efforts.